As of August 23, 2007, Matex Inc., a Wisconsin corporation ("Matex"), was the owner of record of 1,431,000 shares of Class B Common Stock. Additionally, Matex was the owner of record of 3,033,963.023 shares of Class C Common Stock of the Company.

My late spouse, Judith Abert Meissner, was the owner of approximately 30% of the outstanding stock of Matex. I am a Trustee and beneficiary of The Judith Abert Meissner Marital Trust, and a
Trustee of three (3) other trusts for the benefit of my children
(collectively, the "Meissner Trusts"),to which my late spouse gifted all of her Matex shares.

On August 27, 2007, Matex redeemed all of the Matex stock owned by the Meissner Trusts (as well as certain other Matex shareholders). The redemption price of the Matex stock owned by the Meissner Trusts was paid in the form of cash, LLC interests in certain commercial real estate holdings, and shares ofClass B and Class C Common Stock of the Company.

The following trusts received the following number and class of shares of Common Stock in the Company in redemption of their Matex stock:

Judith Abert Meissner Marital Trust:
966,914.633 Class B Shares
922,518.937 Class C Shares

Trusts for the Benefit of my Children:
100,443.582 Class B Shares
95,831.735 Class C Shares

On the same day as the redemption of the Matex shares by Matex, The Judith Abert Meissner Marital Trust purchased an additional 48,703.643 Class C Shares from one of the other Matex shareholders being redeemed.